

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2023

Craig W. Best
Chief Executive Officer
Peoples Financial Services Corp.
150 North Washington Avenue
Scranton, PA 18503

> **Re: Peoples Financial Services Corp.**
> **Registration Statement on Form S-4**
> **Filed November 22, 2023**
> **File No. 333-275722**

Dear Craig W. Best:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aisha Adegbuyi at 202-551-8754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Donald R. Readlinger, Esq.